UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Town and Country Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 Par Value

(Title of Class of Securities)

892081100

(CUSIP Number)

Estate of Alfred Lerner, Deceased
c/o Squire, Sanders & Dempsey, L.L.P.,
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114
(216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

| 1. | Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
   The Estate of Alfred Lerner, deceased
   34-7151298 |

| 2. | Check the Appropriate Box if a Member of a Group (See Instructions) |

(a)

(b)   X

| 3. | SEC Use Only |

| 4. | Source of Funds (See Instructions)   00* |

| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |

| 6. | Citizenship or Place of Organization   State of Ohio |

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person |

| 12. | Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |

| 13. | Percent of Class Represented by Amount in Row (11)   0% |

| 14. | Type of Reporting Person (See Instructions)

00*

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Randolph D. Lerner, Esq.	

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	State of New York

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	2,500 (1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,500 (1)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,154,799 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	11.76%

14.	Type of Reporting Person (See Instructions)	
	00*	

(1)   Includes 2,500 Common Shares of Beneficial Interest held by Mr. Lerner as custodian for his minor child.

(2)   Includes 2,500 Common Shares of Beneficial Interest held by Mr. Lerner as custodian for his minor child and 2,152,299 Common Shares of Beneficial Interest beneficially owned by the Alfred Lerner Trust dated June 29, 2001.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Beck		

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		
	(a)		
	(b)	X	

3.	SEC Use Only		

4.	Source of Funds (See Instructions)	00*	

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		

6.	Citizenship or Place of Organization	State of Ohio	

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	7,500 (3)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,500 (3)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,159,799 (4)	

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		

13.	Percent of Class Represented by Amount in Row (11)	11.79%	

14.	Type of Reporting Person (See Instructions)		
	00*		

(3) Includes 7,500 Common Shares of Beneficial Interest held by Mrs. Beck as custodian for her three minor children.
(4) Includes 7,500 Common Shares of Beneficial Interest held by Mrs. Beck as custodian for her three minor children and 2,152,299 Common Shares of Beneficial Interest beneficially owned by the Alfred Lerner Trust dated June 29, 2001.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,152,299 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.748%

14.	Type of Reporting Person (See Instructions) 00*

(5)   Includes 2,152,299 Common Shares of Beneficial Interest beneficially owned by the Alfred Lerner Trust dated June 29, 2001.

This Amendment No. 2 to Schedule 13D ("Amendment") amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on November 7, 2002, by the Estate of Alfred Lerner, deceased, with respect to the Common Shares of Beneficial Interest, $.01 par value ("TCT Common Shares"), of The Town and Country Trust, a Maryland real estate investment trust ("TCT" or the "Issuer").

ITEM 4. PURPOSE OF THE TRANSACTION.

Norma Lerner, Randolph Lerner and Nancy Beck, as co-Executors of the Estate of Alfred Lerner, deceased, an estate opened with the Probate Court of Cuyahoga County, Ohio, on October 28, 2002 (the "Estate"), are filing this Amendment to report the transfer (the "Transfer") on December 12, 2003, of a 11.74% limited partnership interest (the "Partnership Interest") in The TC Operating Limited Partnership, a Maryland limited partnership (the "Operating Partnership"), to the Alfred Lerner Trust dated June 29, 2001. The Partnership Interest has the economic equivalence of 2,152,299 TCT Common Shares. Pursuant to the terms of the partnership agreement of the Operating Partnership, the Estate could have converted the Partnership Interest into TCT Common Shares and the Estate was therefore deemed to be the beneficial owner of 2,152,299 TCT Common Shares (11.748% of the total outstanding TCT Common Shares). Following the Transfer, the Estate will no longer hold any securities of the Issuer.

Except as set forth herein, the reporting persons filing this Amendment have no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The response of each of the Estate, Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

<u>Signatures</u>

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2004


Estate of Alfred Lerner

By: /s/ Norma Lerner
_____
Norma Lerner, Co-executor

By: /s/ Randolph D. Lerner
_____
Randolph D. Lerner, Esq., Co-executor

By: /s/ Nancy Beck
_____
Nancy Beck, Co-executor

/s/ Norma Lerner
_____
Norma Lerner

/s/ Randolph D. Lerner
_____
Randolph D. Lerner, Esq.

/s/ Nancy Beck
_____
Nancy Beck
